UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of                   September                             2005

                                Golar LNG Limited
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                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F |X|          Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes |_|                No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated September 22, 2005.

                                  Exhibit 99.1

                                [GRAPHIC OMITTED]

                                    Golar LNG

Insider Transaction
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World Shipholding Ltd.has, through market purchases done September 20th, purchased 840.000 shares in Golar LNG Ltd. This purchase brings World Shipholding`s total holding to 30.402.000 shares, or 46,3 % of the share capital.

Limassol, Cyprus,
September 22nd 2005.

03849.0004 #606796